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NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2004	March 31, 2003
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,526,572	2,645,827
.
Total Diluted Shares	2,582,450	2,687,411

Net Income	$ 1,020,348	$ 1,076,026

Basic Earnings Per Share	$ 0.40	$ 0.41

Diluted Earnings Per Share	$ 0.40	$ 0.40

	Nine Months Ended	Nine Months Ended
	March 31, 2004	March 31, 2003
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,548,172	2,646,954
.
Total Diluted Shares	2,609,256	2,686,567

Net Income	$ 2,826,747	$ 2,894,947

Basic Earnings Per Share	$ 1.11	$ 1.09

Diluted Earnings Per Share	$ 1.08	$ 1.08